BRF S.A.

Publicly-held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the general market that it filed, on March 26, 2021, its Annual Report on Form 20-F for the year ended December 31, 2020 with the U.S. Securities and Exchange Commission (“SEC”) and with the Brazilian Securities Commission (“CVM”), in English. The version of the Form 20-F translated into Portuguese will be filed shortly with the CVM and made available on the Company’s website.

In compliance with the New York Stock Exchange rules, the Form 20-F is available on our website at http://www.brf-br.com/ir. In addition, all shareholders of BRF may request, free of charge, a hard copy of BRF’s complete audited financial statements filed with the SEC. To request a hard copy of BRF’s audited financial statements or to confirm or clarify this press release, please contact BRF’s Investor Relations Department, which contact information is as follows:

BRF S.A.

Investor Relations Department

Avenida das Nações Unidas, No. 8,501, 1st floor

05425-070 – São Paulo – SP – Brazil

Tel.: +55 11 2322-5377

E-mail: acoesri@brf-br.com

São Paulo, March 26, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer